Results of the Annual Meeting of Shareholders

The Annual Meeting of Shareholders of the Intermediate
Muni Fund, Inc. was held on May 24, 2005, for the purpose of considering and voting upon the election of three Class
II Directors, each for a two-year term and three Class III
Directors, each for a three-year term. At the Meeting the holders of the Preferred Stock voting separately, voted on a Preferred Class Director. The following table provides information concerning the matters voted on at the Meeting.

Election of Directors*

Nominees			Votes For 	Votes Withheld
Class II Directors

Paul Hardin
(Preferred Stockholders only)   178		4

Roderick C. Rasmussen		12,875,959	111,758

John P. Toolan			12,877,381	110,336


Class III Directors

Jane F. Dasher
(Preferred Stockholders only)   1,784		 4

Lee Abraham			12,854,646	133,071

Donald R. Foley			12,881,108	106,609